Exhibit 1.01

Vodafone Responsible Minerals Report 2022

This Conflict Minerals Report for the year ended 31 December 2022 is presented by Vodafone Group Plc (‘Vodafone’) in accordance with Rule 13p-1 (the ‘Rule’) under the US Securities Exchange Act of 1934 (the ‘Exchange Act’).

The Rule applies to companies required to file reports with the US Securities and Exchange Commission (‘SEC’) under Section 13(a) or 15(d) of the Exchange Act if any of the products they manufacture or contract to manufacture contain conflict minerals necessary to the functionality or production of the product (‘In-Scope Products’). As defined by the content requirements of SEC Form SD, ‘Conflict Minerals’ include columbite-tantalite (‘coltan’), cassiterite, wolframite and/or gold or their derivatives, which are limited to tantalum, tin and tungsten (each a ‘3TG metal’).

Please refer to the requirements of SEC Form SD for definitions of many of the terms used in this report, including ‘Covered Countries’ (Democratic Republic of Congo (‘DRC’) or an adjoining country).

COMPANY OVERVIEW

Vodafone is the largest pan-European and African telecoms company. Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 46 more and are also a world leader in the Internet of Things (IoT), connecting over 160 million devices and platforms. With Vodacom Financial Services and M-Pesa, we have the largest financial technology platform in Africa, serving more than 56 million people across six countries.

We are committed to reducing our environmental impact to reach net zero emissions by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

For more information, please visit vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

Vodafone’s American Depositary Shares are listed on the NASDAQ Global Select Market LLC (‘NASDAQ’). We are therefore subject to the NASDAQ listing rules and file reports with the SEC under Section 13(a) of the Exchange Act.

We use electronic equipment in our operations and we sell a range of products to our customers, including mobile phones, tablets, SIM cards, fixed broadband routers, TV set-top boxes and IoT devices. Vodafone Automotive also sells electronic products, such as anti-theft, parking assistance and telematics systems, to vehicle manufacturers.

Most of the products that we resell to customers, such as smartphones, routers and tablets, are produced by major companies with internationally recognised brands that report sustainability actions in their own right.

We also offer our customers a range of devices that carry the Vodafone logo, which is when we contract with suppliers to manufacture these for us. These devices are designed and built on our behalf by suppliers known as original design manufacturers (‘ODMs’). We contract ODMs to design and manufacture these products according to our specifications and therefore have some degree of influence over the manufacturing of the product, such as specifying certain criteria for the materials, parts or components to be used. However, we do not own, operate or control the manufacturing plants where they are made. Vodafone Automotive also operates a small technology device manufacturing plant in Italy.

The agreements in place with our ‘In-Scope Suppliers’ (defined below) give Vodafone the right to perform supplier quality audits and to ensure that we only select vendors that work with integrity, safety and quality. Our Annual Report and Modern Slavery Statement provide more information about our supply chain and how we manage relevant sustainability risks. These are available on our website.

APPLICABILITY

Our products contain numerous components that may contain one or more of the 3TG metals. For example, tin is often used as a soldering material for electronic components, gold and tantalum are typically used in components such as connectors or capacitors, and tungsten may be used in printed circuit boards.

We conduct an annual analysis of our suppliers’ procurement and manufacturing activities to determine which products the Rule applies to (‘In-Scope Products’) by:

•	Identifying the products that are likely to include 3TG metals. We do this by reviewing product categories through our supplier qualification process and, for Vodafone Automotive products, checking whether components are listed as including 3TG metals on the automotive industry’s International Material Data System.

•	Determining which of these products are likely to be ones that we contract to manufacture or, in the case of Vodafone Automotive products, manufacture.

For the year ended 31 December 2022, we identified six types of In-Scope Products:

•	Connected home devices (i.e. routers, modems and set-top boxes)

•	Datacards (i.e. mobile broadband dongles)

•	Internet of Things devices

•	Vehicle anti-theft systems, such as alarm sirens and intrusion sensors

•	Parking assistance products, such as sensors and electronic units that assist drivers in parking their vehicles

•	Telematic control units for vehicles, such as tracking systems based on Global System for Mobile Communications (‘GSM’) and Global Positioning System (‘GPS’) technologies.

The In-Scope Products only account for a small proportion (less than 2.2%) of our total expenditure. We sourced these In-Scope Products, or their components, from 54 suppliers (‘In-Scope Suppliers’) in the year ended 31 December 2022.

REASONABLE COUNTRY OF ORIGIN INQUIRY

In accordance with the Rule, we carried out a Reasonable Country of Origin Inquiry (‘RCOI’) and due diligence process to determine the origin of the 3TG metals used in our In-Scope Products.

The smelters and refiners (‘Smelters’) that produce 3TG metals, and the mines from which the minerals are originally sourced, are many steps away from Vodafone in the supply chain. We therefore rely on our In-Scope Suppliers to provide information to support our due diligence efforts.

We include Conflict Minerals reporting requirements as part of our In-Scope Suppliers’ contractual obligations. These require In-Scope Suppliers to conduct due diligence to identify the origin of the 3TG metals in the components or products they sell to us and ensure that the 3TG metals are sourced responsibly. Our direct In-Scope Suppliers are expected to extend similar requirements to their own suppliers and cascade them down the supply chain until the origin of the 3TG metals contained in the products supplied to us (either directly or indirectly) can be identified.

We conduct our RCOI based on the Smelter information received from our In-Scope Suppliers. We then compare this with the RCOI database compiled by the Responsible Minerals Initiative (‘RMI’), an industry initiative in which we participate to support the collection of information, increase transparency and establish a chain of custody over the mineral supply chain. The RCOI database contains aggregated data on the origins of 3TG metals from Smelters that conform with the RMI’s Responsible Minerals Assurance Process (‘RMAP’).

In some cases, information provided by our direct suppliers is incomplete and suppliers are unable to confirm the ‘Country of Origin’ information for 3TG metals.

RCOI conclusion

Based on data collected from our In-Scope Suppliers for the year ended 31 December 2022, we believe that some 3TG metals contained in our In-Scope Products originate from Covered Countries and we have conducted due diligence as described later in this report.

See the Annex for a list of the confirmed Smelters included in the Conflict Minerals reports submitted by our In-Scope Suppliers and the compiled Countries of Origin Information.

Vodafone’s commitment to sustainable business in the DRC

We have been operating in the DRC, through our Vodacom subsidiary, since 2002. Vodacom Congo (RDC) S.A. (‘Vodacom DRC’), a subsidiary of Vodacom Group Limited (which is a member of the Vodafone Group), is the largest provider of telecommunications services in the DRC, with revenues of US$619 million in the financial year ended 31 March 2023.

Our purpose – to connect for a better future – is the driving force behind our commitment to digital and financial inclusion which is achieved through focused execution of our strategy. We constantly seek out opportunities to improve lives and to contribute to the positive socio-economic development through connectivity and technology solutions and partnerships, as well as through programmes delivered through our charitable foundations.

Initiatives in the year ending 31 December 2022 include:

•       M-Pesa, which has grown beyond a means of money transfer to becoming a way of life and a channel for poverty alleviation in the DRC, being used by the World Food Programme to deliver cash assistance via M-Pesa to provide timely humanitarian support for people driven from their homes by conflict.

•       Mum & Baby, providing access to practical and reliable advice on neonatal and infant health which contributes to the reduction of infant mortality.

•       EYANO, offering on-demand access to public service information including health and wellbeing, agriculture, gender equality, water and sanitation, family planning, weather, finance and human rights.

•       VODAEDUC, providing online digital content which is complemented with digital classes, connectivity and equipment to partner schools, further enhanced with our university scholarship programme.

•       Agricultural solutions, offering access to critical agricultural information along with integrated financial services, and enhanced through training for farmers with a particular focus on women.

•       Digital Labs, providing space for learning, research and prototyping to support digital literacy among young people in Kinshasa, Lubumbashi and Goma and develop local talent to reduce the country’s digital divide. Almost 100 of the 150-youth trained have got internships with local businesses.

•       Our Kadea partnership, offering free online career-focused courses in coding and digital industries to Vodacom subscribers without the need for data.

•       Je Suis Cap (I am Capable) (pictured), supporting the empowerment and social reintegration of 500 women living with disabilities through free financial education training provided by M-Pesa and Visa, as well as support to develop small businesses, including an M-Pesa kit, a set of 100 Vodacom SIMs, a smartphone, an equipped point of sale and a pre-financing of $275. The project is run by the Vodacom DRC Foundation in partnership with the DRC Ministry of People Living with Disabilities and Other Vulnerable People and Visa International.

We believe that success should not come at the cost of the environment, and we are committed to managing direct environmental impact through e-waste management, recycling and energy management while also supporting government and local community initiatives.

The supply of our products in the DRC is managed in line with the Vodafone global supplier policies and procurement processes.

For more on our commitment to ESG and sustainable business in the DRC, see the Vodacom Group 2023 ESG report which will be released in June 2023 on vodacom.com/integrated-reports.

STRENGTHENING EMPLOYEE ENGAGEMENT FOR MINEWORKERS

In the fast-growing city of Kolwezi in the DRC, more than 15,000 people are employed as frontline workers at two local mines operated by Glencore – Kamoto Copper Company and Mutanda Mining.

Traditional engagement options made it difficult for workers to communicate with management and get vital information on topics such as health and safety, this was amplified with the onset of COVID-19 - virtually disconnecting these employees.

Vodacom Business partnered with the two mines and Standard Bank to create the Umoja App, a digital workplace tool that provides employees with real-time information, including health and safety updates, human resources information, payroll details, training and employee feedback channels.

Full-time employees are provided with smartphones, data bundles and solar chargers so they can access critical information in real-time. Over 80% of these remain active on the platform with more than 80,000 hits on content related to safety, health and environmental topics in the first three months alone.

The partnership also provides wider benefits for the community. Through infrastructure investment by Vodacom DRC, telecommunications coverage has increased to over 80% of the city’s population. Each employee has access to 8.8Gb of data per month for their personal and family use, opening up a world of opportunities by providing access to internet platforms ordinarily inaccessible to them.

In the first of three years of the engagement, we have delivered 8,800 smartphones with solar chargers to employees at the mines and the target is to reach 10,800 eligible employees.

RESPONSIBLE MINERAL SOURCING

3TG metals come from many different Smelters in a complex and often opaque supply chain. Minerals are extracted from mines, Smelters procure minerals and process them into useable metals, and these metals are then used to make components to go into electronic products.

We conduct due diligence to support our commitment to source minerals responsibly and to comply with relevant disclosure regulations. Our aim is to ensure that none of the products or components we buy contain 3TG metals that have helped to fund conflict (as set out in our Responsible Minerals Statement).

Our process is designed to comply with the Rule and interpretive guidance and conform with the internationally recognised framework set out in the Organisation for Economic Cooperation and Development (‘OECD’) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) (‘OECD Due Diligence Guidance’).

DUE DILIGENCE

Our due diligence process follows the five-step framework set out in the OECD Due Diligence Guidance.

Step 1: Establish strong company management systems

We have an internal policy related to the sourcing of Conflict Minerals. Based on this policy, we developed and publicly communicated our Vodafone Responsible Minerals Statement, which is also referenced in our Group Human Rights Statement. Overall accountability for implementation of the policy lies with our Group Chief Commercial Officer, who sits on our Group Executive Committee.

The policy is overseen by our Group Product and Services Director, who leads the function responsible for sourcing mobile phones, tablets, set-top boxes and other such devices. Representatives from corporate functions provide legal expertise and subject matter expertise, and our procurement teams manage relationships with In-Scope Suppliers, all of whom support the implementation of due diligence activities.

We work together with specialist consultancy service providers to assist in tracking data, assessing risks and preparing our reporting. Our data management system is continuously updated and accessible in real-time. Additionally, we have engaged with a third-party auditor to assess the processes and procedures of our Responsible Minerals Programme to the requirements of the Rule and conformance to the OECD Due Diligence Guidance. The audit results are used to validate the implementation of our process and identify potential opportunities for improvements in future.

We have established a process to identify In-Scope Suppliers (as outlined in the Applicability section above) and we include Conflict Minerals clauses in their contracts. These clauses require In-Scope Suppliers to conduct due diligence to identify the smelter of 3TG metals in the components or products they sell to us in an effort to demonstrate that the 3TG metals are not from a source which directly or indirectly finances or benefits armed groups.

Our direct In-Scope Suppliers are expected to extend a similar identification process as described above to their own suppliers and cascade them down the supply chain until the smelter of the 3TG metals contained in the In-Scope Products can be identified.

The identified In-Scope Suppliers must report on their progress through the RMI Conflict Minerals Reporting Template (‘CMRT’), which they are required to complete on an annual basis. The CMRT is designed to identify the Smelters from which any 3TG metals in each In-Scope Product are sourced.

We engage with In-Scope Suppliers to raise awareness of our processes and requirements, and help them understand how to meet the requirements of the contract clause on Conflict Minerals and how to improve accuracy in CMRT data collection. If required, we provide support and training. We also share advice on how to complete the CMRT and apply lessons learned from the previous year’s disclosure process.

In addition, we provide a dedicated point of contact at Vodafone to respond to suppliers’ questions on Conflict Minerals Reporting. Our established Speak Up process, outlined in our Code of Conduct, provides a company-wide grievance mechanism for reporting any concerns related to allegations of illegal or unethical practices or breaches of Vodafone’s Code of Conduct and policies, including those related to Conflict Minerals. It can be used by employees, contractors, suppliers’ employees or contractors, business partners or any other individual or organisation to report concerns, anonymously if they prefer. Information on supplier ethics and Speak Up is available on our website.

Step 2: Identify and assess risks in the supply chain

To identify and assess Conflict Minerals risks in our supply chain, we required all 54 suppliers of In-Scope Products (identified through the applicability assessment outlined above) to complete the CMRT.

We compared the Smelters identified in the In-Scope Supplier responses with the RMI List of All Operational 3TG Smelters, the RMI Smelter Revision History List, The RMI List of Conformant Smelters and the RMI List of Active Smelters. These lists are maintained online by the RMI and are frequently updated to reflect changes in the reported status of Smelters.

See Annex for:

•	a list of RMI-confirmed operational Smelters, which were included in the reports submitted by our In-Scope Suppliers and identified as ‘RMAP Conformant’ by the RMI. RMAP Conformant Smelters have successfully completed a RMAP audit and maintain good standing in the programme through a continual validation process. They have the systems and processes in place to support responsible sourcing of raw materials and can provide evidence to support their sourcing activities.

•	a list of RMI-confirmed operational Smelters, which were included in the reports submitted by our In-Scope Suppliers, and identified as ‘RMAP Active’, meaning they are progressing to become RMAP Conformant but have not yet completed the mandatory RMAP audit conducted by an independent audit firm. RMAP Active Smelters have signed an Agreement for the Exchange of Confidential Information and Auditee Agreement contracts. If they are deemed by the RMI not to be progressing toward a RMAP audit, gap closure or re-audit for a period of more than 90 days, they will be removed from the Active list.

•	a list of In-Scope Supplier-reported smelters that Vodafone categorises as ‘RMAP Nonconformant’. These smelters have been validated by the RMI as operational but either do not participate in the RMI RMAP process or have been suspended by the London Bullion Market Association (LBMA) from its Good Delivery List and consequently removed from the RMI’s Conformant and Active Lists.

Based on our analysis of the 54 In-Scope Suppliers, we identified some CMRT issues, such as incomplete reporting of sub-suppliers, inconsistencies in the Declaration section of the CMRT, incomplete reporting at company level, and identification of RMAP Non-conformant Smelters in the supply chain. We followed up with relevant In-Scope Suppliers to further assess, address and resolve these issues through direct supplier engagement.

In an effort to improve the overall conflict minerals disclosure process, we met with the US Government Accountability Office (GAO) 2022 Congo Conflict Minerals team to support its annual review. The GAO review aims to gain insight on company filing and due diligence processes in accordance with the Rule, including any challenges that companies may have faced in the last year. We provided feedback and concrete examples of some of the challenges we face, trends we have observed, and tools and due diligence processes we use.

Step 3: Design and implement a strategy to respond to identified risks

Our strategy to respond to identified risks includes a range of measures that form part of our due diligence process. We have a communication and escalation process in place to notify and engage, if required, our Group Chief Commercial Officer where any potentially significant risks are identified.

We use legal and contractual mechanisms to obligate our In-Scope Suppliers to comply with relevant regulations.

We review In-Scope Supplier responses to the CMRT and follow up with In-Scope Suppliers to request clarification or more complete responses where necessary. Where any risks are identified, we engage with In-Scope Suppliers and request their commitment to corrective actions to manage these risks. We follow up on agreed corrective actions.

If In-Scope Suppliers identify Smelters within our supply chain that are RMAP Nonconformant, we ask In-Scope Suppliers to encourage these Smelters to participate in the RMAP process by a specific date, or consider alternate sourcing arrangements.

In the year ending 31 December 2022, we conducted an assessment and worked with certain In-Scope Suppliers to determine whether they had removed all high-risk Smelters. Smelters that meet one or more of the following criteria will be evaluated for high-risk status:

•	Reported by NGOs, the media, industry observers, government agencies or other knowledgeable sources indicating that the Smelter has sourced or is willing to source minerals from any organisation, including those that may fund conflict;

•	Sanctioned by the United States; and/or

•	Declines to speak with the RMI to discuss possible future participation in the RMAP programme.

Vodafone did not discontinue any supplier relationships on any of these grounds during 2022. All In-Scope Suppliers have actively engaged with us and demonstrated continuous improvement on risk reduction. Relevant In-Scope Suppliers have successfully implemented a Corrective Action Plan and all high-risk Smelters have been removed from Vodafone’s supply chain in the year ended 31 December 2022.

Through the application of our due diligence process, we strive to prevent minerals sourced in our supply chain from funding conflict, while continuing to support local economies by allowing the use of materials from Conflict-Affected and High-Risk Areas1 including the Covered Countries that have been processed by Smelters that are RMAP conformant.

We also participate in wider industry efforts to support responsible sourcing and audit Smelters’ due diligence activities through our membership (member code: VODA) of the RMI (see box).

1 Definition of Conflict-Affected and High-Risk Areas: https://www.responsiblemineralsinitiative.org/minerals-due-diligence/risk-management/conflict-affected-and-high-risk-areas/

Participating in the RMI

We participate in industry efforts to support responsible sourcing of minerals as a member of the RMI. The RMI works to validate Smelters as conflict-free and assists companies in making informed decisions about Conflict Minerals in their supply chain. We are also a member of RMI working groups, such as the Due Diligence Practices Team.

The data that informs certain statements in this declaration, such as the RCOI report, was obtained through our membership of the RMI.

Step 4: Carry out independent third-party audits of Smelter due diligence practices

We do not directly purchase raw minerals, ores or 3TG metals. We are many steps removed from the mines and Smelters that supply the minerals, ores and 3TG metals contained in our products. Therefore, our due diligence efforts rely on cross-industry initiatives, such as the RMI, LBMA and the Responsible Jewellery Council, to conduct audits of Smelters’ due diligence practices.

Step 5: Report annually on supply chain due diligence

In accordance with the Rule and the OECD Due Diligence Guidance, our reporting on Conflict Minerals is publicly available on our website within our Responsible Minerals Report.

DETERMINATION

As we do not directly purchase raw minerals, ores or 3TG metals, we rely on our direct (Tier 1) In-Scope Suppliers to gather information about Smelters in our supply chain.

We received CMRT responses for the year ended 31 December 2022 from all 54 In-Scope Suppliers (100%). All RMI reference data and supplier information was based on RMI data received as of 3 January 2023.

Based on In-Scope Supplier responses for the year ended 31 December 2022, we have identified 333 Smelters that are on the RMI list of known Smelters. Of these, 72% were either RMAP Conformant or Active: 225 are certified as RMAP Conformant and 15 are Active. The remaining 93 Smelters were identified as RMAP Non-conformant.

See the Annex for the lists of identified Smelters and their RMAP status.

We will engage with the In-Scope Suppliers that have identified Non-conformant Smelters as being within their supply chain to either encourage the Smelters to become RMAP Conformant through escalatory measures, or remove them from the supply chain.

The data provided by In-Scope Suppliers continues to improve with additional Smelter details being included in our In-Scope Suppliers’ CMRT responses. However, there are still gaps in the information provided where suppliers in the supply chain have failed to provide details for all components. Responses from In-Scope Suppliers showed that there are still significant challenges relating to information about the Country of Origin of 3TG metals, and the Smelters from which 3TG metals were sourced. Information received from In-Scope Suppliers regarding their supply chain can be incomplete or potentially erroneous. We will continue engaging with In-Scope Suppliers to improve the completeness and quality of information provided.

Based on the RCOI enquiry and due diligence efforts described above, we have determined that some Conflict Minerals contained in our In-Scope Products originated in Covered Countries. As a result of the incompleteness of some In-Scope Suppliers’ responses received so far through our ongoing due diligence programme, we are unable to determine the origin of all Conflict Minerals contained in all our In-Scope Products.

In line with the OECD risk-based due diligence approach, we ask In-Scope Suppliers to prioritise Smelters identified as high-risk.

As noted in Step 3, all high-risk Smelters were removed from our supply chain in the year ended 31 December 2022. Due to the war in Ukraine, the RMI removed Smelters located in the Russian Federation from the conformant list in March 2022. Vodafone is in ongoing communication with In-Scope Suppliers to remove these refiners from the supply chain.

CONTINUOUS IMPROVEMENT EFFORTS TO MITIGATE RISK

We are taking a range of steps to enhance the due diligence process and further mitigate any risk that Conflict Minerals used in the company’s products may benefit armed groups.

We are engaging with In-Scope Suppliers to:

•	Encourage them to put a Conflict Minerals policy in place or improve their existing responsible minerals programme;

•	Improve the completeness and quality of information provided, particularly in relation to the identification of Smelters and the Country of Origin of 3TG metals, and in providing CMRT information on Smelters at product level; and

•	Seek their commitment to implement further improvements in relation to due diligence processes, including asking them to reach out to RMAP Non-conformant Smelters identified as being within our supply chain to encourage these Smelters to undergo a RMAP audit.

We will also continue to work with our In-Scope Suppliers to remove RMAP Non-conformant Smelters from our supply chain that may experience a change in their RMAP conformance status, in addition to ongoing monitoring of the status of Smelters impacted by conflict-related activities in the Covered Countries.

We are participating in industry efforts to address issues related to Conflict Minerals in supply chains, increase the number of Smelters sourcing from the Covered Countries that are conflict-free and improve Country of Origin information.

Annex

LIST OF KNOWN SMELTERS

The table lists the Smelters identified through In-Scope Supplier CMRT responses for the year ended 31 December 2022 and their RMAP status as of 21 March 2023.

Conformant: Gold (continued)

Smelter ID	Standard smelter name	Country location
CID001875	Tanaka Kikinzoku Kogyo K.K.	Japan
CID001938	Tokuriki Honten Co., Ltd.	Japan
CID002615	TOO Tau-Ken-Altyn	Kazakhstan
CID001955	Torecom	Korea, Republic of
CID002314	Umicore Precious Metals Thailand	Thailand
CID001980	Umicore S.A. Business Unit Precious Metals Refining	Belgium
CID001993	United Precious Metal Refining, Inc.	USA
CID002003	Valcambi S.A.	Switzerland
CID002030	Western Australian Mint (T/a The Perth Mint)	Australia
CID002778	WIELAND Edelmetalle GmbH	Germany
CID002100	Yamakin Co., Ltd.	Japan
CID002129	Yokohama Metal Co., Ltd.	Japan
CID002224	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China

Conformant: Tantalum

Smelter ID	Standard smelter name	Country location
CID001076	AMG Brasil	Brazil
CID000211	Changsha South Tantalum Niobium Co., Ltd.	China
CID002504	D Block Metals, LLC	USA
CID000460	F&X Electro-Materials Ltd.	China
CID002505	FIR Metals & Resource Ltd.	China
CID002558	Global Advanced Metals Aizu	Japan
CID002557	Global Advanced Metals Boyertown	USA
CID002547	H.C. Starck Hermsdorf GmbH	Germany
CID002492	Hengyang King Xing Lifeng New Materials Co., Ltd.	China
CID002512	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China
CID002842	Jiangxi Tuohong New Raw Material	China
CID000914	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China
CID000917	Jiujiang Tanbre Co., Ltd.	China
CID002506	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China
CID002539	KEMET de Mexico	Mexico
CID002548	Materion Newton Inc.	USA
CID001163	Metallurgical Products India Pvt., Ltd.	India
CID001175	Mineracao Taboca S.A.	Brazil
CID001192	Mitsui Mining and Smelting Co., Ltd.	Japan
CID001277	Ningxia Orient Tantalum Industry Co., Ltd.	China
CID001200	NPM Silmet AS	Estonia
CID001508	QuantumClean	USA
CID002707	Resind Industria e Comercio Ltda.	Brazil
CID003583	RFH Yancheng Jinye New Material Technology Co., Ltd.	China
CID001869	Taki Chemical Co., Ltd.	Japan
CID002544	TANIOBIS Co., Ltd.	Thailand
CID002545	TANIOBIS GmbH	Germany
CID002549	TANIOBIS Japan Co., Ltd.	Japan
CID002550	TANIOBIS Smelting GmbH & Co. KG	Germany
CID001891	Telex Metals	USA
CID001969	Ulba Metallurgical Plant JSC	Kazakhstan
CID000616	XIMEI RESOURCES (GUANGDONG) LIMITED	China
CID002508	XinXing HaoRong Electronic Material Co., Ltd.	China
CID001522	Yanling Jincheng Tantalum & Niobium Co., Ltd.	China

Conformant: Tin

Smelter ID	Standard smelter name	Country location
CID000292	Alpha	USA
CID002773	Aurubis Beerse	Belgium
CID002774	Aurubis Berango	Spain
CID000228	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China
CID003190	Chifeng Dajingzi Tin Industry Co., Ltd.	China
CID001070	China Tin Group Co., Ltd.	China
CID003486	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	Brazil
CID003524	CRM Synergies	Spain
CID000402	Dowa	Japan
CID000438	EM Vinto	Bolivia (Plurinational State of)
CID000448	Estanho de Rondonia S.A.	Brazil
CID003582	Fabrica Auricchio Industria e Comercio Ltda.	Brazil
CID000468	Fenix Metals	Poland
CID000538	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
CID000555	Gejiu Zili Mining And Metallurgy Co., Ltd.	China
CID003116	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
CID001231	Jiangxi New Nanshan Technology Ltd.	China
CID003387	Luna Smelter, Ltd.	Rwanda
CID002468	Magnu's Minerais Metais e Ligas Ltda.	Brazil
CID001105	Malaysia Smelting Corporation (MSC)	Malaysia
CID001142	Metallic Resources, Inc.	USA
CID001173	Mineracao Taboca S.A.	Brazil
CID001182	Minsur	Peru
CID001191	Mitsubishi Materials Corporation	Japan
CID001314	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand
CID002517	O.M. Manufacturing Philippines, Inc.	Philippines
CID001337	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State of)
CID001399	PT Artha Cipta Langgeng	Indonesia
CID002503	PT ATD Makmur Mandiri Jaya	Indonesia
CID001402	PT Babel Inti Perkasa	Indonesia
CID001406	PT Babel Surya Alam Lestari	Indonesia

Active

Active: Gold

Smelter ID	Standard smelter name	Country location
CID002708	Abington Reldan Metals, LLC	USA
CID003500	Alexy Metals	USA
CID003461	Augmont Enterprises Private Limited	India
CID002852	GGC Gujrat Gold Centre Pvt. Ltd.	India
CID003529	Sancus ZFS (L'Orfebre, SA)	Colombia
CID003615	WEEEREFINING	France

Active: Tin

Smelter ID	Standard smelter name	Country location
CID002570	CV Ayi Jaya	Indonesia
CID002455	CV Venus Inti Perkasa	Indonesia
CID000309	PT Aries Kencana Sejahtera	Indonesia
CID002776	PT Bangka Prima Tin	Indonesia
CID001421	PT Belitung Industri Sejahtera	Indonesia
CID001486	PT Timah Nusantara	Indonesia
CID002756	Super Ligas	Brazil

Active: Tungsten

Smelter ID	Standard smelter name	Country location
CID002833	ACL Metais Eireli	Brazil
CID003427	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Brazil

Non-conformant

Non-conformant: Gold

Smelter ID	Standard smelter name	Country location
CID003185	African Gold Refinery	Uganda
CID000103	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey
CID002850	AU Traders and Refiners	South Africa
CID003421	CJ Metales Procesados Industriales SAS	Colombia
CID000180	Caridad	Mexico
CID003382	CGR Metalloys Pvt Ltd.	India
CID000343	Daye Non-Ferrous Metals Mining Ltd.	China
CID002867	Degussa Sonne / Mond Goldhandel GmbH	Germany
CID003348	Dijllah Gold Refinery FZC	United Arab Emirates
CID003487	Emerald Jewel Industry India Limited (Unit 1)	India
CID003488	Emerald Jewel Industry India Limited (Unit 2)	India
CID003489	Emerald Jewel Industry India Limited (Unit 3)	India
CID003490	Emerald Jewel Industry India Limited (Unit 4)	India
CID002515	Fidelity Printers and Refiners Ltd.	Zimbabwe
CID002584	Fujairah Gold FZC	United Arab Emirates
CID003186	Gold Coast Refinery	Ghana
CID001909	Great Wall Precious Metals Co., Ltd. of CBPM	China
CID002312	Guangdong Jinding Gold Limited	China
CID000651	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	China
CID000671	Hangzhou Fuchunjiang Smelting Co., Ltd.	China
CID000767	Hunan Chenzhou Mining Co., Ltd.	China
CID000773	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	China
CID000778	HwaSeong CJ CO., LTD.	Korea, Republic of
CID002587	Industrial Refining Company	Belgium
CID002562	International Precious Metal Refiners	United Arab Emirates
CID002893	JALAN & Company	India
CID000927	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Russian Federation
CID000493	JSC Novosibirsk Refinery	Russian Federation
CID000929	JSC Uralelectromed	Russian Federation
CID003497	K.A. Rasmussen	Norway
CID002563	Kaloti Precious Metals	United Arab Emirates
CID000956	Kazakhmys Smelting LLC	Kazakhstan
CID003463	Kundan Care Products Ltd.	India
CID001029	Kyrgyzaltyn JSC	Kyrgyzstan
CID002865	Kyshtym Copper-Electrolytic Plant ZAO	Russian Federation
CID001032	L'azurde Company For Jewelry	Saudi Arabia
CID001056	Lingbao Gold Co., Ltd.	China
CID001058	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	China
CID001093	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China
CID002606	Marsam Metals	Brazil
CID003548	MD Overseas	India
CID003557	Metallix Refining Inc.	USA
CID002857	Modeltech Sdn Bhd	Malaysia
CID002282	Morris and Watson	New Zealand
CID001204	Moscow Special Alloys Processing Plant	Russian Federation
CID001326	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	Russian Federation
CID002872	Pease & Curren	USA
CID001362	Penglai Penggang Gold Industry Co., Ltd.	China
CID001386	Prioksky Plant of Non-Ferrous Metals	Russian Federation
CID003324	QG Refining, LLC	USA
CID000522	Refinery of Seemine Gold Co., Ltd.	China

COUNTRY OF ORIGIN INFORMATION BY MINERAL

The following 83 countries of origin were identified based on the Smelters reported in In-Scope Suppliers’ CMRT responses for the year ended 31 December 2022, the Reasonable Country of Origin Inquiry Data we received through our membership of the RMI and the LBMA Good Deliveries List as of 31 January 2023, and follow-up communications with RMI and LBMA.